Filed by BB&T Corporation pursuant to Rule 425

Subject Company: McGriff, Seibels & Williams, Inc.

Registration No. 333-111116

[Form of Notice to Option Holders and Form of Option Exercise Form]

[McGriff, Seibels & Williams, Inc. Letterhead and Logo]

January 22, 2004

IMPORTANT NOTICE REGARDING EXERCISE OF

McGRIFF, SEIBELS & WILLIAMS, INC. STOCK OPTIONS

To the Holders of Options to Purchase Shares

of Common Stock of McGriff, Seibels & Williams, Inc.:

As you may be aware, as of November 10, 2003, McGriff, Seibels & Williams, Inc. (“MSW”) entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) with BB&T Corporation (“BB&T”), a financial holding company headquartered in Winston-Salem, North Carolina. The Reorganization Agreement provides for the acquisition of all of the stock of MSW by means of a merger of MSW with a wholly-owned affiliate of BB&T. Upon completion of the merger, each MSW shareholder is entitled to receive shares of BB&T common stock and cash. Upon completion of the merger, each MSW shareholder is also eligible to receive additional cash payments in the future if MSW meets certain financial targets during a five-year period after the merger is completed. In addition, a dividend will be paid subsequent to the closing to holders of record of MSW common stock immediately prior to the merger.

The Proxy Statement/Prospectus

Details concerning the merger and the rights of MSW shareholders are described in a Proxy Statement/Prospectus that was mailed on December 31, 2003 to all persons owning MSW common stock of record on December 29, 2003. Persons who owned MSW common stock of record on December 29, 2003 are entitled to vote on the proposed merger at a shareholders’ meeting scheduled for January 30, 2004, and also, if they so desire, to dissent from the merger and, in lieu of receiving the consideration for their shares of MSW common stock specified in the Reorganization Agreement, be paid the “fair value” of their shares as determined in accordance with Alabama law. Because shares to be acquired upon the exercise of stock options were not outstanding on December 29, 2003, those shares are not entitled to vote at the shareholder’s meeting or to dissent from the merger. If you otherwise owned shares of MSW common stock on December 29, 2003 and previously received a copy of the Proxy Statement/Prospectus, you are eligible to vote those shares at the shareholders’ meeting on January 30th and to dissent from the merger if you so desire. If you were not a shareholder of MSW on December 29, 2003, we are enclosing a copy of the Proxy Statement/Prospectus with this letter. In addition, please see the legend following the signatures on this letter for details on how you can obtain additional information concerning BB&T, MSW and the proposed merger. We urge you to read the Proxy Statement/Prospectus in its entirety because it contains important information.

If you elect to exercise your options to acquire MSW common stock in accordance with the instructions in this letter, you will have the same rights as a shareholder of MSW (other than the right to vote on, or dissent from, the merger) with respect to your option shares after the merger is completed. These rights include the right to receive BB&T common stock and certain cash payments, including the dividend to be paid by MSW after the merger is completed, all as described in the Proxy Statement/Prospectus.

Exercising Your Options

In connection with the merger, all of your stock options will become exercisable immediately prior to the merger, regardless of whether your options are currently exercisable. The terms of your option agreement provide that your options to purchase shares of MSW common stock will terminate upon completion of the merger unless you exercise your options prior to the effective time of the merger. The purpose of this letter is to give you an opportunity to exercise your options to acquire MSW common stock prior to the effective time of the merger. If you fail to exercise your options in accordance with the instructions in this letter, then your options will terminate upon completion of the merger and you will have no right to receive BB&T common stock and the cash payments described in the proxy statement with respect to your option shares. In order to exercise all of your options, please complete each of the following steps:

•	Complete and sign the enclosed Option Exercise Form;

•	Enclose an executed check made payable to “McGriff, Seibels & Williams, Inc.” in the amount provided in line 7 on the Personal Option Information sheet enclosed with this letter (including any applicable withholding taxes – see “Certain Tax and Withholding Requirements” below); and

•	Mail your completed Option Exercise Form and check to MSW in the enclosed envelope or deliver them to Thomas A. Lambert, III at MSW’s corporate offices at 2211 Seventh Avenue South, Birmingham, Alabama 35233.

ALL OPTION EXERCISE FORMS AND CHECKS MUST BE RECEIVED (NOT POSTMARKED) BY MSW AT THE ABOVE ADDRESS NO LATER THAN 5:00 P.M. ON JANUARY 29, 2004. FAILURE TO RETURN YOUR OPTION EXERCISE FORM AND CHECK BY THE DEADLINE MAY RESULT IN YOUR OPTIONS BEING TERMINATED WITHOUT BEING EXERCISED.

Certain Tax and Withholding Requirements

Your options were originally issued to you as “incentive stock options” as defined in the Internal Revenue Code of 1986, as amended. Generally, no income tax liability results to you solely from the exercise of incentive stock options. However, shares of MSW common stock issued upon the exercise of your stock options will not be entitled to incentive stock option treatment under the Internal Revenue Code to the extent that the fair market value of such MSW shares exceeds $100,000, based upon the fair market value of the shares on the date or dates that your options were granted. If the fair market value of any MSW shares issued upon exercise of your options exceeds $100,000, you will be subject to ordinary income tax on the difference between the exercise price and fair market value of the shares issued pursuant to options which no longer qualify as incentive stock options. MSW will withhold an amount sufficient to satisfy its withholding tax liability with respect to the exercise of stock options which become non-qualified as a result of the $100,000 limitation, and you will need to provide MSW with funds sufficient to cover MSW’s withholding obligations with respect to your exercise of such options. Enclosed with this letter is a page labeled “Personal Option Information” that sets forth, among other information, your number of non-qualified stock option shares, if any, the estimated compensation amount, if any, which will be reported with respect to you in connection with such shares on which MSW’s withholding obligation will be determined, and the amount of withholding tax thereon. You will need to send to MSW a check for an amount equal to the sum of your option exercise price and the withholding tax amount, as indicated on the Option Exercise Form and Line 7 of the Personal Option Information sheet. If you do not wish to exercise your options in full, you will need to contact Thomas A. Lambert, III, at 205-581-9301, to obtain a revised tax amount to be paid to MSW. The tax treatment of stock options is complicated, and you are urged to contact your own tax advisor to discuss the tax consequences resulting from the exercise of your MSW options.

Stock Pledge

If you exercise your options in accordance with the instructions in this letter, and the merger is completed, you will receive a stock certificate from MSW shortly after the merger is completed. Retain this stock certificate in a safe place. You will subsequently receive a letter with instructions for surrendering your MSW stock certificates in exchange for the BB&T common stock and cash to be issued in connection with the merger. Do not return your MSW stock certificates to MSW after the merger is completed.

If you enter into a loan agreement with a financial institution in order to fund the exercise price of your stock options, and such financial institution requires that you pledge the MSW shares issued upon the exercise of your stock options, as well as the BB&T shares issued in exchange for your MSW option shares after the merger is completed, as collateral for your loan, then you will need to complete the special delivery instructions where indicated on the Option Exercise Form to instruct MSW to deliver the MSW stock certificates issued upon the exercise of your options directly to such financial institution in accordance with the terms of your pledge agreement.

If you have any questions concerning the proposed merger or the procedure for exercising your options, please feel free to contact me at (205) 581-9301.

Very truly yours,

Thomas A. Lambert, III

BB&T Corporation has filed a Registration Statement on Form S-4 (Registration No. 333-111116) in connection with the merger with McGriff, Seibels & Williams, Inc., and McGriff, Seibels & Williams mailed a proxy statement/prospectus to its shareholders containing information about the merger on December 31, 2003. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT BB&T, MCGRIFF, THE MERGER AND RELATED MATTERS.

Investors and shareholders may obtain free copies of the registration statement and the proxy statement/prospectus through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the registration statement and the proxy statement/prospectus, BB&T files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by BB&T at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. BB&T’s filings with the SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http//www.sec.gov.

You may obtain documents by requesting them in writing or by telephone from McGriff or BB&T, as follows:

Bruce Dunbar	Alan Greer
CEO	External Reporting Manager
McGriff, Seibels & Williams, Inc.	BB&T
2211 7th Avenue South	150 S. Stratford Road, Suite 400
Birmingham, AL 35233	Winston-Salem, North Carolina 27104
Phone: (205) 252-9871	Phone: (336) 733-3021

BB&T, McGriff and their respective directors, executive officers and certain members of management may be deemed participants in the solicitation of proxies from shareholders of McGriff in connection with this transaction. Information about the directors and executive officers of BB&T may be found in BB&T’s proxy statement filed with the SEC on March 17, 2003 and is incorporated by reference into the proxy statement/prospectus. Information about McGriff’s directors and executive officers is included in the proxy statement/prospectus. This communication does not constitute an offer of any securities for sale.

OPTION EXERCISE FORM

To:	McGriff, Seibels & Williams, Inc.

2211 Seventh Avenue South

Birmingham, Alabama 35233

The undersigned holder of the options to purchase shares of common stock of McGriff, Seibels & Williams, Inc. hereby (i) irrevocably exercises such options in full, effective as of the later of immediately prior to the close of business on January 30, 2004 or the adjournment of the special meeting of McGriff, Seibels & Williams, Inc., shareholders on January 30, 2004 in accordance with the terms of any applicable Stock Option Agreements between the undersigned and McGriff, Seibels & Williams, Inc., and (ii) directs that the shares of common stock issuable upon exercise of such options be issued and delivered to the undersigned at the address indicated below. In the event the undersigned enters into a loan agreement and pledge arrangement with a financial institution in order to fund the exercise price for the undersigned’s stock options, the undersigned directs McGriff, Seibels & Williams, Inc. to deliver any stock certificates issued upon the exercise of the undersigned’s options directly to such financial institution pursuant to the special delivery instructions below. Enclosed with this form is an executed check made payable to “McGriff, Seibels & Williams, Inc.” in an amount equal to the sum of the aggregate exercise prices and the tax amount as set forth in Item 7 on the Personal Option Information sheet previously provided to me.

In the event the merger of McGriff, Seibels & Williams, Inc. with and into a wholly owned affiliate of BB&T Corporation is not approved by the shareholders of McGriff, Seibels & Williams, Inc. at the shareholders’ meeting to be held on January 30, 2004, or does not otherwise become effective, I understand that (i) my option exercise shall be null and void, (ii) this form and the funds transmitted herewith will be returned to me and (iii) my option to acquire shares of McGriff, Seibels & Williams, Inc. as in effect prior to the execution of such option exercise shall remain in effect on the terms set forth in any applicable Stock Option Agreements between the undersigned and McGriff, Seibels & Williams, Inc.

Please deliver the stock certificate(s) for my shares of MSW common stock issued as a result of my exercise of my stock options to me at the following address:

Special Delivery Instructions for Pledged Shares: If the following section is completed, I hereby authorize and direct you to deliver the certificate(s) for the shares of MSW common stock being acquired pursuant to the exercise of my stock options as follows:

Deliver the stock certificate(s) for my MSW shares to:

Name of Financial Institution:

Address of Financial Institution:

Signature:

Print Name:

Social Security Number:

MCGRIFF, SEIBELS & WILLIAMS, INC.

PERSONAL OPTION INFORMATION

Name:

(The following information assumes that you exercise all outstanding options)

Total Number of Stock Options:

1.	Number of Incentive Stock Options (as a result of acceleration of exercise date):

2.	Aggregate Exercise Price of your Incentive Stock Options:		$

3.	Number of Nonqualified Stock Options (as a result of acceleration of exercise date):

4.	Aggregate Exercise Price of your Nonqualified Stock Options:		$

5.	Amount of compensation income that will be reported for tax purposes with respect to you as a result of your exercise of your Nonqualified Stock Options:	$

6.	Amount of tax withholding required with respect to your compensation income from the exercise of your Nonqualified Stock Options:		$

7.	Aggregate amount that you will need to pay to McGriff, Seibels & Williams, Inc. at the time you exercise your options (sum of lines 2, 4 and 6):		$